Exhibit 99.9

Subject: Letter of appointment for Financial Advisory activities

(1) OBJECT OF THE ASSIGNMENT

Assuming that:

1.	VDA Holding S.A., with registered office in Luxembourg, Rue de Beggen no. 8, Numéro d'immatriculation au R.C.S. Luxembourg no. B239150 (from now on for simplicity also "Holding"), is the holding company that controls 100% of VDA Group SpA, a company under Italian law with registered office in Pordenone, via Lino Zanussi 3, VAT no. 00976420307 (from now on for simplicity also "VDA" or the "Company").

2.	In October 2019, Scouting SpA (from now on also "Scouting") and VDA Group SpA, following several meetings between the CEO of VDA Group SpA, Piercarlo Gramaglia and the Director of Scouting, Roberto Francani, in which VDA's willingness to grow through external lines emerged, and subsequently together with Flavio De Paulis, representing the Holding and the Scouting Partner Filippo Bratta, signed a confidentiality agreement.

3.	During the first quarter of 2020 Scouting supported VDA, directly contacting the management and shareholders of several companies, including the American Telkonet Inc. based in Wisconsin (from now on also "Target" or "Telkonet").

4.	In order to successfully implement the approach with Target's representatives, Scouting has worked with its partner Michael Blitzer, Founder & Principal of the Corporate Finance boutique Blitzer Clancy & Company based in New York (hereinafter also "BC&C").

5.	Following contact with Target, Scouting and BC&C:

a.	managed an initial exchange of information with Telkonet on behalf of VDA,

b.	organized a meeting in New York in the USA with Jason Tienor, C.E.O. of Telkonet in which participated Dino Orlandini for Scouting together with Michael Blitzer for Blitzer Clancy & Company,

c.	managed a pre-negotiation with Telkonet advisors, ROTH Capital Partners in the person of Brian Kremer, the CEO himself and the board of directors of Target.

6.	At the end of the meeting between VDA and Target in the USA, the directors and shareholders of VDA (from now on, for the sake of simplicity, VDA Group SPA and VDA Holding SA will also be jointly referred to as "Clients") expressed to Scouting their interest and willingness to evaluate possible scenarios of acquisition of control of Target by VDA or aggregation between VDA and Target through, for example, the contribution of 100% of VDA's capital in Telkonet Inc, through a dedicated capital increase, payable in shares and/or money (the "Transaction").

7.	In view of the above, Scouting with the exclusive support of BC&C is available to perform on behalf of the Principal the activities described below in this assignment, aimed at defining the optimal structure of the transaction for the Company and the Holding Company, supporting the negotiation and execution of the same with Target and its Shareholders and the Fund Raising.

8.	With these premises the Principals grant Scouting S.p.A. the role of exclusive financial advisor, according to the terms contained in this agreement (from now on Scouting together with the Principals will also be identified as the "Parties").

(2) SCOUTING ROLE

By accepting this assignment (hereinafter the "Assignment"), Scouting with the exclusive support of BC&C undertakes to provide its professional assistance to Customers in the following activities divided into Phases A and B:

A.       TELKONET TRANSACTION

a)	Analysis and understanding of the current industrial project of VDA Group SpA and strategic lines of development of the Company over the next 3/5 years. The purpose of this activity is to

i.	understand and highlight the industrial, economic and financial assumptions underlying the Company's current operating model and industrial project;

ii.	assess the sustainability of the basic, qualitative and quantitative assumptions of the above project;

iii.	analyse the current strengths and weaknesses of the Company, in order to define the most effective "equity story" to represent to Target's shareholders in the negotiation process;

iv.	define the possible scenarios and the investment "Perimeter" that can be proposed and discussed with Target and its advisors in order to carry out the aggregation project between VDA and Telkonet (Contribution of shares to Target's assets through dedicated capital increase, merger, acquisition of targets with payment in shares, etc.)

v.	define and prepare some possible post-merger scenarios with Target that envisage other extraordinary operations such as, for example, raising capital, issuing debt instruments, finding new shareholders and future acquisitions/aggregations;

b)	Analysis and review of Target's financial documentation (ie. Business Plan, 2020 Budget, etc.) provided by Target's advisors;

c)	Definition and calculation of the Enterprise Value and Equity Value of VDA, analysis and review of the valuation at both Enterprise Value and Equity Value level proposed by the VDA advisors;

d)	Assistance in negotiations with Telkonet and its advisors, including the definition of the main economic, financial and contractual negotiation aspects of the transaction preparatory to the signing of a non-binding preliminary letter of intent for the agreement;

e)	Structuring of the possible exchange mechanism for the correct definition of the values of the shares of VDA and Target, in case a payment should be made by "card" (as well as in cash if foreseen);

f)	Assistance and coordination of all professionals involved (financial, legal and fiscal) during the due diligence phase;

g)	Coordination of external professionals, identified and involved by the Clients for the definition of the fiscal, corporate and legal impacts for the drafting of the final contractual texts;

h)	Assistance in the negotiation and signing of a possible "Transaction Agreement", subsequent to the completion of the Due Diligence, which will collect and define in a binding manner between the parties the main corporate, financial and governance aspects of the transaction;

i)	Assistance in the negotiation and signing of the final agreement (Sale & Purchase Agreement) and shareholders agreements, until the completion of the investment transaction and the signing of the final contractual texts;

j)	Assistance and support in providing the data on VDAs requested by the advisors in charge of managing the post-signing compliance requirements of the OTCQB market, on which the Telkonet Inc. share is listed.

B.       FUND RAISING

a)	Structuring of financial sources to support consolidation and growth;

b)	Assistance in the research, negotiation and management of a fund raising solution of a banking nature or alternative to banking finance, including possible equity/equity/debt partners of a non-banking nature, willing to finance the project of the clients linked to the M&A transaction and the future of VDA;

c)	Assistance in the presentation of the project, in negotiations with third-party bank or non-bank lenders (both private debt and equity/semi-equity) and in defining the contractual agreements necessary to raise the funds (term sheets, loan agreements and related attachments, any shareholders' agreements with equity partners, bond issue regulations, etc.).

The Scouting and BC&C team will be composed of Filippo Bratta (Partner), Dino Orlandini (Managing Director), Roberto Francani (Director) and Michael Blitzer (Principal of BC&C).

It is understood that within the scope of the Engagement, Scouting and BC&C will not provide any legal, tax, industrial, environmental, technical, technical and/or due diligence consulting services, nor any broker or dealer in the United States.

(3) DURATION AND CHARACTERISTICS OF THE ENGAGEMENT

The Engagement lasts until 30.06.2021, with tacit extension of 3 months in 3 months, unless one of the Parties gives written notice of termination. It is understood that:

- The assignment is given exclusively to Scouting S.p.A. as financial advisor for the 2 phases (A) and (B) described in the previous point "(2) Scouting Role", for the entire duration of this agreement;

- In any case, the effects described in article (4) below and in Attachment 1 are acknowledged for the purposes of compensation for the activity carried out by Scouting if the Principal directly or indirectly completes the Transaction with Target or the Target Shareholders within the 18 months following the expiry of this Assignment.

(4) COMPENSATION

The remuneration paid to Scouting S.p.A. for the performance of the assignment is determined as detailed in Annex (1) of this letter of assignment, which is an integral and substantial part thereof.

(5) CONFIDENTIALITY OF INFORMATION

In relation to the request for information concerning the Transaction, Scouting, accepting the assignment, undertakes to maintain the confidentiality of information and processing made available and to ensure the respect of confidentiality by all third parties who through his intervention come to know the confidential information.

This commitment of confidentiality does not apply to information that is already or will become public domain not through Scouting's intervention or that of its employees or consultants.

On the other hand, the Purchasers undertake to make available all information and documents relating to the project, previously and duly agreed upon between the parties, guaranteeing the maximum confidentiality of the operation in order to avoid the disclosure of information to third parties, also through all professionals who through its intervention come to know confidential information.

(6) DISCLAIMER

The Purchasers undertake to hold Scouting harmless from liability of any legal or fiscal nature deriving from the decisions taken in execution of the operation, or in any case to compensate for damages and reimburse any expenses it may incur as a result of legal or extra-judicial actions by third parties against it in relation to the specific tasks assigned.

(7) LIMITATION OF LIABILITY

Except for the case in which the activity carried out by Scouting involves the solution of technical problems of special difficulty, in which case article 2236 of the Italian Civil Code shall apply, the liability of the same shall be limited as provided below. The maximum liability that Scouting - depending on the respective competence - (including partners, associates, employees, consultants and sub-contractors) may incur as a result of any claims of the Customers in relation to the Engagement and for damages resulting from breach of contract shall not exceed the amount paid by the Customers for the execution of the specific part of the Engagement whose execution has given rise to Scouting's liability, except in cases of proven willful misconduct or gross negligence.

(8) POTENTIAL CONFLICTS OF INTEREST

Customers acknowledge that Scouting is engaged in a wide range of financial transactions, both on its own account and on behalf of its customers. It is therefore possible that Scouting, or any of its clients, may have entered into agreements or hold interests or carry out transactions that may give rise to a potential conflict of interest with respect to the position held. The Customers therefore agree that Scouting can legitimately fulfil the assignment despite the potential existence of a situation of conflict of interest, undertaking in any case to allocate resources to the activities covered by this assignment that are not engaged in activities for which a conflict of interest may arise.

Within the Annex (4) of this assignment, Scouting represents the mandates taken on by clients that determine a potential situation of conflict of interest, as defined above.

Scouting will also update Attachment (4) if further mandates are stipulated with clients potentially in conflict of interest during the execution of this assignment, consequently informing the Principal.

(9) CIVIL LIABILITY

During the execution of this assignment and for a period of 18 months from the end of the services themselves, the Principals and Scouting undertake not to hire or contractually assign in any alternative form professional resources or employees currently used in the facility or subsequently intervened on the project.

(10) PRIVACY

We hereby authorize you to process your data in compliance with the Privacy Law in force on the date of the stipulation, as specified in the attached consent to the processing of personal data.

(11) JURISDICTION

Any and all disputes that may arise between the parties, their heirs and assigns, for whatever reason and title, however related to the validity, interpretation, application, execution and termination of this contract, shall be finally settled by the Court of Milan.

(12) COMMUNICATIONS

The Parties take note that Scouting voluntarily adheres to the provisions of the law relating to anti-money laundering legislation provided for in Legislative Decree 231/2007 and the following provisions. Consequently, the assumption of this assignment will remain conditional on the acquisition of the information required for the activity of adequate verification.

All communications relating to this agreement and its execution will be in writing, in Italian language and sent by registered mail, fax or e-mail (followed by the original) to the addresses below:

ANNEX 1 - FEES RELATED TO THE ASSIGNMENT FOR SCOUTING S.P.A.

With reference to the advisory assignment - point (4) "Fees" - it is specified that the following fees are related to the following phases of the "scope of work" referred to in article (2) "Scouting role" in Phases A and B:

1.	Retainer Fee Monthly (Phase A):

a)	For the activities described in paragraph (2) "Scouting Role - Phase A" there is no fixed fee or Retainer Fee;

2.	LOI Fee (Phase A):

b)	Only in the case of subscription with the Target Representatives of a Letter of Intent, followed by the Due Diligence phase, a fixed "flat" fee (the "LOI Fee") equal to Euro 40,000= (forty thousand Euro) is provided;

3.	Success Fee (Phase A):

a)	The Success Fee shall accrue for Scouting at the time of signing the binding and enforceable agreements between the Principals, or VDA directly or indirectly, and Target and its Shareholders for the completion, directly or indirectly, in a single solution or in several phases, of the Transaction, in whatever way it is carried out and regulated (the "Closing", including, by way of indication only, acquisition of target shares, capital increase by issuing shares, convertible bonds or other financial instruments with share content, share exchange, merger, contribution of assets, establishment of joint ventures, purchase and sale of business units or other assets, call option in favour of the Industrial or Financial Partner or put option in favour of the Customers).

b)	Only in the event of Closing of the transaction is a final success fee (the "Success Fee"), equal to Euro 250,000= (two hundred and fifty thousand Euro);

4.	Fund Raising Fee (Phase B):

a)	If at the same time as the Closing, or at a later stage, the Company, and/or Telkonet post-merger with VDA or post-capital increase subscribed by the Holding, should subscribe with a third financial investor/third party investor ("Equity Investor"), identified by Scouting and BC&C, the issuance aof a convertible bond (also "POC"), and/or a capital increase, an additional success fee (the "Equity Success Fee for Development"), equal to 4% (four percent) of the amount of the POC and/or the Capital Increase and/or the shares of any category of VDA and/or Telkonet acquired by the Equity Investor;

b)	If at the same time as the Closing, or at a later stage, the Company, and/or Telkonet post-merger with VDA or post-capital increase subscribed by the Holding, should subscribe with a third party Financial Sponsor of a banking and/or private nature identified by Scouting and BC&C ("Debt Investor") the issuance of a bond loan, or the subscription of a medium/long-term loan (ie. Senior Term Loan, Mezzanine, junior loan, unitranche, etc.), there is an additional success fee (the "Debt Success Fee for Development"), equal to 2% (two percent) of the amount of the loan subscribed by the Financial Sponsor;

c)	Only in the case of acceptance and subscription by the Clients of a Term Sheet, prior to the Closing described in points b) and c) above and in which the structure of the Fund Raising operation proposed by the selected investor(s)/bank subscriber(s), a fixed "flat" fee (the "Termsheet Fee") equal to Euro 50,000= (fifty thousand Euro) is envisaged;

d)	The amount of the Debt Success Fee for Development and/or the Equity Success Fee for Development may in no case be lower than:

i.	Euro 150,000= (one hundred and fifty thousand Euro) for a total amount subscribed by Equity and/or Debt Investor of less than € 2,000,000= (two million Euro),

ii.	Euro 200,000= (two hundred thousand Euro) for a total amount subscribed by Equity and/or Debt Investor between € 2,000,000= (two million Euro) and less than € 3,500,000= (three million five hundred thousand Euro)

iii.	Euro 250,000= (two hundred fifty thousand Euro) for a total amount subscribed by Equity and/or Debt Investor equal to or greater than € 3,500,000 (three million five hundred thousand Euro).

It should be noted that the Fees indicated:

-	include the professional services of our correspondent identified in the Corporate Finance Blitzer Clancy & Company boutique;

-	with reference to the LOI Fee, this will be paid to Scouting upon presentation of an invoice at the time of signing the LOI by Target or Target Members (with payment RI.BA 30 days d.f.);

-	with reference to the Success Fee will be paid to Scouting by bank transfer at the time of Closing and with the issue of the relative invoice at the time of payment;

o	The Success Fee may be invoiced to the Holding Company in case of transfer of 100% of VDA or alternatively of capital increase in Target with share exchange/transfer of business units or other assets, or to the Company in case of merger with Target or vehicles formed by Target Shareholders;

-	with reference to the Term sheet Fee will be paid upon acceptance and subscription by the Clients of a Term Sheet showing the structure of the Fund Raising operation proposed by the selected investor(s)/bank/subscribing partners;

-	with reference to the Equity Success Fee/Debt Success Fee shall be paid to Scouting by bank transfer at the time of subscription of the binding and enforceable contracts with the Equity Investor and/or Debt Investor, with issue of the relevant invoice at the time of payment;

-	they do not include other professional costs for opinions (legal, fiscal, etc.) and third party affidavits, explicitly requested by the client within the company's evaluation process;

-	they do not include any broker-dealer costs, if any, as part of the corporate fulfilments necessary to achieve the Closing and Fund Raising activities, which should be attributable to the Clients;

-	are understood to be net of VAT;

-	they do not include refunds for travel expenses from the offices of the consultants involved, which will be invoiced monthly at the foot of the list (€ 0.60/km in addition to motorway expenses, accommodation expenses, travel expenses abroad previously authorized) and reported by Scouting S.p.A. and BC&C for the performance of the assignment;

-	do not include expenses for the acquisition of financial statements and other public information necessary for comparison and analysis activities.

DATED MAY 20, 2020

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